EXHIBIT 1

To Shareholders in the United States:

Both parties of the Share Exchange Agreement referred to in this document, Nidec Corporation and Nidec OKK Corporation, have been incorporated under the laws of Japan. This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the exchange offer, such as in open market or privately negotiated purchases.

This document has been translated from the Japanese original for reference purposes only. In the event of any discrepancy between this translated document and the Japanese original, the original shall prevail.

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FOR IMMEDIATE RELEASE

Nidec Corporation
Tokyo Stock Exchange code (Prime Market): 6594
Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Nidec OKK Corporation
Tokyo Stock Exchange code (Standard Market): 6205
Contact:
Yuki Shibata
Member of the Board
Senior Vice President and General Manager, Administrative Division
+81-72-771-1159
nokk.ga@nidec.com

Released on December 12, 2022 in Kyoto, Japan

Nidec Corporation to Make Nidec OKK Corporation a Wholly Owned Subsidiary by Way of Simplified Share Exchange

Nidec Corporation (TSE: 6594; OTC US: NJDCY) (the “Company” or “Nidec”) and Nidec OKK Corporation (“Nidec OKK,” and the Company and Nidec OKK will be collectively referred to as the “two companies” hereinafter) announced today that, at their respective meetings of the Board of Directors held today, the two companies have decided to enter into a share exchange transaction (the “Share Exchange”) to make Nidec OKK a wholly owned subsidiary of the Company, which will serve as the wholly owning parent company, and that the two companies have signed a share exchange agreement (the “Share Exchange Agreement”), as described below.

The Share Exchange is expected to become effective on March 1, 2023 (the “Share Exchange Effective Date”), subject to approval by Nidec OKK’s shareholders at an extraordinary general meeting scheduled to be held on February 15, 2023. The Company intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 2, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange. Nidec OKK’s stock is expected to be delisted from the Tokyo Stock Exchange’s Standard Market prior to the Share Exchange Effective Date, and the delisting is currently expected to take effect on February 27, 2023 (the last trading date being February 24, 2023).

1.	Purpose of making a wholly owned subsidiary through the Share Exchange

Since its establishment in 1973, the Company has been developing its business with a focus on brushless DC motors, which have characteristics of cost-effectiveness, noiselessness and longer operation life. Through M&As, the Company has enhanced its motor product line-up from small precision motors to motors for supersized industrial systems, expanding into applied products such as machinery, electronic and optical components and other

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products. The Company has developed its business not only in IT and office automation areas, but in various other areas, including home appliance, automobile and industrial equipment to be the “world’s leading comprehensive motor manufacturer.”

Whereas, Nidec OKK, a venerable machine manufacturer established more than a century ago, has been successfully growing its businesses required to meet the needs of the time, ranging from the production of centrifugal pumps and water meters, which are their initial business, to fiber and others. Recent years have witnessed the company engages mainly in the machine tool business, which is the foundation of all industries. With its high-level basic machining capabilities combined with general versatility of its mother machines, Nidec OKK enjoys the trust of wide range of its customers.

Aiming to generate synergies in the area of machine tool, where the Nidec Group operates business, the Company purchased the shares of Nidec OKK through a third-party allotment of common shares on February 1, 2022, owning 15,853,444 (66.61% of the total number of the shares issued as of September 30, 2022, i.e., 23,798,708 (except for treasury shares) (The percentage point is rounded off to two decimal places. Share ownership ratios will be calculated in the same way hereinafter)) of the shares as of today.

As part of the Nidec Group, the Company and Nidec OKK share business strategies with each other, engaging in Nidec’s group-wide efforts to generate synergies especially with Nidec Machine Tool Corporation (“Nidec Machine Tool”)’s machine tool business in such areas as element technology development, product manufacturing, and sales operations.

Nonetheless, in this rapidly globalizing economy, winning a global competition to achieve a dramatic business growth requires companies to invest in development and human resources more than ever, and further accelerate the pace of creating new products, markets, and technologies. Under such circumstances, where the Company and Nidec OKK, both listed, operate business separately, the Nidec Group as a whole cannot make optimum decisions swiftly and flexibly enough. For example, to make a decision on the mutual use of the two companies’ joint business management and management resources, careful consideration must be made by taking into account the profit of Nidec OKK’s minority shareholders. Such facts represent an issue in the further business development on a global scale and in the speedy new business and technology development. It is based on this understanding that the two companies concluded that executing the Share Exchange to make Nidec OKK a wholly owned subsidiary of the Company would: contribute to a swifter decision making and an effective use of management resources; and be an optimum choice for the Company and Nidec OKK to improve their corporate values. This decision led the Company to propose the Share Exchange to Nidec OKK in July 2022.

After receiving this proposal from the Company, which is the parent and controlling shareholder, as described in “(4) Measures to ensure fairness” of Section 3 herein, to secure the fairness of the Share Exchange, Nidec OKK examined the specific details of an independent study framework that is required to examine the Share Exchange, and properly establish such study framework, to launch a detailed study of the Share Exchange from mid-August 2022. In addition, in studying details, for the purposes of securing fairness, transparency, and objectivity of the decision-making process of Nidec OKK’s Board of Directors in response to the Company’s proposals, and for eliminating arbitrariness in the decision-making process, Nidec OKK established on August 8, 2022 an ad hoc committee comprised of independent members who do not have any interest in the Company, which is the controlling shareholder (the “Ad Hoc Committee.” For more details on the Ad Hoc Committee, see “(5) Measures to avoid conflicts of interest” of Section 3 below), to establish a system for the detailed study by, among other actions, bringing outside experts.

After carefully deliberating the Company’s proposal under the aforementioned system, Nidec OKK realized: that the Share Exchange would contribute to improving its corporate values, as becoming a wholly owned subsidiary of the Company would enable Nidec OKK to further deepen the ties between the two companies’ groups to make business decisions swiftly; and that further utilization of the groups’ assets, technologies, knowhow, overseas networks, and other management resources would enable the groups to expeditiously achieve management strategies based on the groups’ medium-term and long-term perspective. The following specific post-Share Exchange measures and synergies to be materialized based thereon are expected to occur:

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(1) Launching businesses as a comprehensive machine tool manufacturer

Combining highly versatile machining centers, which are Nidec OKK’s strength, with Nidec Machine Tool’s large-size machine tools will enable Nidec OKK and the Company to use their entire product lineup to meet the needs of machining components of various sizes, from small to large. This will enable the two companies to launch businesses as a comprehensive machine tool manufacturer capable of making proposals on cutting, removing, and machining operations in general.

(2) Strengthening domestic and overseas sales capacity

By utilizing the Nidec Group’s business knowhow and networks, not only Nidec OKK will be able to increase the number of its domestic sales destinations, but Nidec OKK will also be able to conduct business globally by expanding its fields of business significantly.

(3) Developing new products by consolidating technologies

By consolidating their technologies, Nidec OKK, Nidec Machine Tool, and the Nidec Group will be able to launch even products that are not yet part of their current product lineup.

(4) Complementing and strengthening production bases

Nidec OKK, Nidec Machine Tool, and the Nidec Group will be able to utilize their manufacturing bases to improve their production efficiency and capability, while being able to invest in domestic and overseas production bases that these companies operate in mutual collaboration.

In addition, as a way to make Nidec OKK a wholly owned subsidiary of the Company, after the Company’s common stock (the “Company’s Stock”) is issued to Nidec OKK’s minority shareholders in compensation for the Share Exchange, the two companies will, by owning the Company’s Stock, be able to provide Nidec OKK’s minority shareholders with: synergies that are expected after the execution of various actions planned after the Share Exchange; the Nidec Group’s business expansion and profit increase based on such synergies; and, as a result of those synergies, opportunities to enjoy, among others, increase in the price of the Company’s Stock, whereas transacting the Company’s highly liquid stock in the market will enable the shareholders to cash in the stock as they wish. All these considerations led the two companies to decide on the scheme of the Share Exchange.

After a comprehensive examination based on the aforementioned points, the two companies came to agreement that Nidec OKK will be able to contribute to increasing the two companies’ corporate values by becoming a wholly owned subsidiary by way of the Share Exchange. Thus, after arriving at an agreement based on examination and discussion on the Share Exchange’s allotment ratio and other terms and conditions, the two companies passed a resolution to execute the Share Exchange at their respective meetings of the Board of Directors today, for the purpose of the Company making Nidec OKK its wholly owned subsidiary, and executed the Share Exchange Agreement. The two companies will aim to, among others, implement the Share Exchange, improve their management flexibility, further strengthen their group strategy, and cancel the parent-subsidiary stock listing for reducing expenses, etc. in order to improve business management efficiency for the purpose of enhancing the two companies’ corporate values.

2.	Outline of the Share Exchange

(1)	Schedule for the Share Exchange

Meeting of the Board of Directors for approval of the Share Exchange Agreement (the two companies)	December 12, 2022
Execution of the Share Exchange Agreement (the two companies)	December 12, 2022
Reference date for the extraordinary general meeting of shareholders for approval of the Share Exchange (Nidec OKK)	December 27, 2022 (plan)
Extraordinary meeting of shareholders for approval of the Share Exchange (Nidec OKK)	February 15, 2023 (plan)
Last trading date (Nidec OKK)	February 24, 2023 (plan)
Delisting Date (Nidec OKK)	February 27, 2023 (plan)
Share Exchange Effective Date	March 1, 2023 (plan)

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Notes:
1.	In accordance with Article 796, Paragraph 2, of the Companies Act, the Company intends to use a simplified share exchange procedure where Nidec’s shareholder approval is not required for the Share Exchange.
2.	The Share Exchange Effective Date may be changed based upon the mutual agreement of the two companies. Any change to the above dates will be announced promptly.

(2)	Method of the Share Exchange

As a result of the Share Exchange, the Company is expected to become the parent company owning all of the outstanding shares in Nidec OKK, and Nidec OKK is expected to become a wholly owned subsidiary of the Company. The Share Exchange is expected to take effect on March 1, 2023, subject to approval by Nidec OKK’s shareholders at an extraordinary general meeting scheduled to be held on February 15, 2023. The Company intends to use a simplified share exchange procedure in accordance with Article 796, Paragraph 2, of the Companies Act, without obtaining the approval of its shareholders for the Share Exchange.

(3)	Details of share allotment in the Share Exchange

Company Name	Nidec Corporation (Parent)	Nidec OKK Corporation (Subsidiary to be wholly owned)
Share Exchange Ratio	1	0.128
Share to be issued based on the Share Exchange	The Company’s common stock: 1,016,993shares (plan)

Notes:
1.	Ratio applied to the allotment of shares

For each share of Nidec OKK common stock, 0.128 shares of the Company’s common stock will be allotted. No shares of the Company will be allotted in exchange for the 15,853,444 shares of Nidec OKK common stock currently and directly held by the Company (as of September 30, 2022).

In the event of a significant change to the factors and assumptions used for calculating the ratio, the above share exchange ratio (the “Share Exchange Ratio”) may be modified upon the agreement of the two companies.

2.	Number of the Company’s Stocks to be allotted in the Share Exchange

When executing the Share Exchange, the Company plans to issue, to people who are Nidec OKK’s shareholders (except for the Company) as of the time immediately before the Company’s acquisition of all of the issued Nidec OKK shares (except for those owned by the Company) (the “Base Time”), the Company’s Stocks by allotment based on the number that results after multiplying the total number of Nidec OKK shares owned by the Nidec OKK’s shareholders with the Share Exchange Ratio. The Company, which intends to appropriate its own treasury shares in possession, will not issue any new shares for the allotment in the Share Exchange. In addition, Nidec OKK intends to cancel all of its treasury shares (including treasury shares to be acquired by way of share purchase for the Share Exchange based on share purchase request by dissenting shareholders) in possession, by resolution at a meeting of the Board of Directors to be held by the day before the Share Exchange Effective Date, by the Base Time. The number of the Company’s Stocks to be allotted in the Share Exchange may be modified as a result of the cancellation of treasury shares by Nidec OKK or for other reasons.

3.	Treatment of shares constituting less than a full trading unit

The Share Exchange is expected to result in some shareholders holding less than one full trading unit of the Company’s Stocks. (One full trading unit consists of 100 shares). Shareholders holding less than a full trading unit of the Company’s Stocks cannot trade such shares on the financial instruments exchanges. Shareholders who hold less than a full trading unit of the Company’s Stocks may request the Company to purchase such shares in accordance with Article 192, Paragraph 1, of the Companies Act.

4.	Treatment of a fraction of a share

If any Nidec OKK shareholder receives a fraction of one Nidec’s share in the Share Exchange, the Company intends to sell the Company’s Stock equivalent in the number of the total number of the fractions (fractions that add up to less than a share will be cut off), and issue the proceeds from the sale to the corresponding shareholders based on the number of the fractions, in accordance with Article 234 of the Companies Act and other related laws.

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(4)    Treatment of stock acquisition rights and bonds with stock acquisition rights in the Share Exchange

Not applicable.

3.	Basis for details of the allotment of shares in the Share Exchange, etc.

(1) Basis and reasons for details of the allotment of shares

As described in Section 1, “Purpose of making a wholly owned subsidiary through the Share Exchange” above, after repeated and sincere mutual discussions and negotiations after July 2022, when the Company proposed to Nidec OKK about making it a wholly owned subsidiary of the Company by way of the Share Exchange, the two companies came to the conclusion that the Company’s making Nidec OKK a wholly owned subsidiary would be the best decision to improve the two companies’ corporate values.

To secure fairness and validity in the calculation of the Share Exchange Ratio described in “(3) “Details of share allotment in the Share Exchange” of Section 2 above, the two companies decided to separately request third-party calculation agents that are independent of the two companies to calculate the Share Exchange Ratio, with the Company selecting KPMG FAS (“KPMG”) as its financial advisor and third-party calculation agent, and Nidec OKK selecting Resona Bank, Limited (“Resona Bank”) as its financial advisor and AGS Consulting Co., Ltd. (“AGS Consulting”) as its third-party calculation agent.

As explained in “(4) Measures to ensure fairness” of Section 3 below, after a series of careful discussions and examinations based on, among others, the Share Exchange Ratio calculation document obtained on December 12, 2022 from KPMG, the third-party calculation agent, and on the results of the advice from Oh-Ebashi LPC & Partners, the legal advisor, the Company came to the conclusion that the Share Exchange Ratio is reasonable, that it will contribute to the profit of the Company’s shareholders, and that it will be proper to execute the Share Exchange based on the Share Exchange Ratio.

Whereas, as described in “(4) Measures to ensure fairness” and “(5) Measures to avoid conflicts of interest” both of Section 3 below, after repeated and careful negotiations and discussions with the Company regarding the terms of condition on the Share Exchange including the Share Exchange Ratio based on, among others, the Share Exchange Ratio calculation document received on December 12, 2022 from AGS Consulting, the third-party calculation agent, advice from Yodoyabashi & Yamagami LPC, the legal advisor, instructions and advice from the Ad Hoc Committee composed of independent members who do not have any interest in the Company, and the contents of the written opinions received on December 12, 2022, Nidec OKK came to the conclusion that the Share Exchange Ratio is reasonable, that it will contribute to the profit of Nidec OKK’s minority shareholders, and that it will be proper to execute the Share Exchange based on the Share Exchange Ratio.

After mutual negotiations and discussion based on the results of the aforementioned examinations on respective sides, the two companies came to the conclusion that the Share Exchange based on the Share Exchange Ratio will be reasonable, and that it will contribute to the profit of their respective shareholders. Thus the two companies decided to execute the Share Exchange based on the Share Exchange Ratio, and, based on the resolution of the two companies’ respective meetings of the Board of Directors held on today, mutually executed the Share Exchange Agreement.

In the event of any material change to its terms and conditions that are the basis of calculation, the Share Exchange Ratio may be changed, subject to discussion between the two companies.

(2) Matters concerning calculation

(i)	The names of the calculation agents and their relations with the two companies

KPMG, the Company’s third-party calculation agent, and AGS Consulting, Nidec OKK’s third-party calculation agent, are both third-party calculation agents independent of the two companies, are not related parties of the two companies, and do not have any material conflict of interest in the two companies with respect to the Share Exchange.

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The compensation to KPMG regarding the Share Exchange includes a completion bonus, which will be paid subject to, among others, the completion of the Share Exchange. Considering, general practices in similar types of transaction and among others, whether it is appropriate or not to have in place a compensation system that requires the Company to carry a due share of financial burden if this Share Exchange should fall through, and based on the judgment that independency will not be denied simply because the Share Exchange includes a completion bonus to be paid subject to the completion of the Share Exchange, the Company has selected, based on the aforementioned compensation system, KPMG as the third-party calculation agent independent of the two companies.

In addition, the only compensation to AGS Consulting is the fixed compensation to be paid regardless of the success or failure of the Share Exchange, and does not include any completion bonus to be paid subject to, for example, the announcement or completion of the Share Exchange.

(ii)	Overview of calculation

KPMG calculated the value of the Company by using the market price method based on the fact that the Company’s Stock is listed on the Tokyo Stock Exchange’s Prime Market, and that the Company’s market price is available. In applying the market price method, KPMG used December 9, 2022 as the reference date for the calculation, and referred to the simple average of the closing price on the reference date for the calculation, and the closing prices during each period of one month (from November 10, 2022 to December 9, 2022), three months (from September 12, 2022 to December 9, 2022), and six months (from June 10, 2022 to December 9, 2022) of the Tokyo Stock Exchange’s Prime Market.

KPMG calculated the value of Nidec OKK based on the fact that the Nidec OKK’s stock is listed on the Tokyo Stock Exchange’s Standard Market, and Nidec OKK’s market price is available. In addition, KPMG used the discounted cash flow (“DCF”) method to reflect the status of the Nidec OKK’s future business activities.

When applying the market price method to Nidec OKK, KPMG used December 9, 2022 as the reference date for the calculation, and referred to the simple average of the closing price of the reference date for the calculation of the Tokyo Stock Exchange’s Standard Market, and the closing prices during each period of one month (from November 10, 2022 to December 9, 2022), three months (from September 12, 2022 to December 9, 2022), and six months (from June 10, 2022 to December 9, 2022).

When applying the DCF method to Nidec OKK, KPMG evaluated the Nidec OKK shares by discounting the free cash flow that Nidec OKK is expected to generate since September 30, 2022, the reference date for the calculation, to the present value at certain rates, based on the business plan (the “Business Plan”) that Nidec OKK disclosed to KPMG.

KPMG calculated Nidec OKK’s going concern value by discounting the cash flow that Nidec OKK disclosed as its forecast standard to be generated on an ongoing basis since the fiscal term ending March 2027 to the present value. The discounting rates of 7.3%~8.3% were applied to the calculation. The weighted average cost of capital, or WACC, was applied to the discount rates.

Nidec OKK’s financial forecast and future forecast on the business environment that KPMG used as the assumption for the DCF method-based calculation includes fiscal years where Nidec OKK expects a significant profit increase on a year over year basis. Specifically, Nidec OKK expects a significant profit increase in the fiscal years ending March 2023, 2024, and 2025 respectively, by suppressing increase in fixed cost for forecast of sales increase to lower the breakeven point, and by

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increasing the ratio of the sales of highly profitable services. In addition, synergies that are expected to materialize after the execution of the Share Exchange are not included in Nidec OKK’s Business Plan, as it is difficult, at this point in time, to accurately estimate the synergies’ effects to Nidec OKK’s profit. The Business Plan does not include the consummation of the Share Exchange.

Set forth below are the ranges for the Share Exchange Ratio which KPMG calculated based on each evaluation method (the number of the Company’s common stocks to be allotted in exchange for each Nidec OKK common stock):

Adopted calculation method		Range of Share Exchange Ratio
The Company	Nidec OKK
Market price method	Market price method	0.110~0.137
	DCF method	0.132~0.190

When calculating the Share Exchange Ratio, KPMG, in principle, adopted publicly disclosed information, information provided to KPMG, and other information as they are, and assumed that those adopted information is entirely accurate and comprehensive, and that none of the facts that may cause material impact to the calculation of each company’s stock value is yet to be disclosed to KPMG. It is based on this reasons that KPMG did not independently verify the accuracy or comprehensiveness of such information. In addition, KPMG did not independently evaluate, appraise, or assess the assets or liabilities of the respective companies or any of their affiliates (including unrecorded assets and liabilities, and other contingent liabilities) in the form of analysis or evaluation of individual assets or liabilities, or request any third-party calculation agent to perform such evaluation, appraisement, or assessment of such assets or liabilities. KPMG’s calculation of the respective companies’ stock values is based on, among others, information and economic conditions up to the reference date of December 9, 2022, and Nidec OKK’s Business Plan that KPMG used in its DCF method-based evaluation is assumed to have been reasonably prepared by Nidec OKK’s executive management based on the best forecast and judgment available as of the aforementioned reference date.

The sole purpose of the results of KPMG’s calculation is for the Company’s Board of Directors to use as reference when determining the Share Exchange Ratio, and not to express any opinion regarding its validity.

Whereas, AGS Consulting calculated the value of the Company by using the market price method, based on the fact that the Company’s Stock is listed on the Tokyo Stock Exchange’s Prime Market, and that the Company’s market price is available. In addition, AGS Consulting evaluated the value of Nidec OKK by using the market price method based on the fact that the Nidec OKK’s stock is listed on the Tokyo Stock Exchange’s Standard Market, and that the Nidec OKK’s market price is available. AGS Consulting calculated the value of Nidec OKK by using the DCF method as well to reflect the status of Nidec OKK’s future business activities in the evaluation.

Set forth below are the ranges for the Share Exchange Ratio which AGS Consulting calculated based on each evaluation method (the number of the Company’s common stocks to be allotted in exchange for each Nidec OKK common stock):

Adopted calculation method		Range of Share Exchange Ratio
The Company	Nidec OKK
Market price method	Market price method	0.112~0.128
	DCF method	0.117~0.168

When applying the market price method to the calculation of the Company’s value, AGS Consulting used December 9, 2022 as the reference date for the calculation, and referred to the closing price of the Company’s Stock on the reference date for the calculation, the simple average closing price for the latest month from November 10, 2022 to the reference date for the calculation, the simple average closing price for the latest three months from September 12, 2022 to the reference date for the calculation, and the simple average closing price for the latest six months from June 10, 2022 to the reference date

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for the calculation, of the Tokyo Stock Exchange’s Prime Market. Whereas, when applying the market price method to the calculation of Nidec OKK’s value, AGS Consulting used December 9, 2022 as the reference date for the calculation, and referred to the closing prices of Nidec OKK’s stock on the reference date for the calculation, the simple average closing price for the latest month from November 10, 2022 to the reference date for the calculation, the simple average closing price for the latest three months from September 12, 2022 to the reference date for the calculation, and the simple average closing price for the latest six months from June 10, 2022 to the reference date for the calculation, of the Tokyo Stock Exchange’s Standard Market.

When applying the DCF method to Nidec OKK, AGS Consulting evaluated Nidec OKK’s and its stock values by discounting the future cash flow that Nidec OKK prepared based on its Business Plan from the fiscal term ending March 2023 to the one ending March 2027, at certain rates. The discount rates were calculated based on the weighted average cost of capital to be in the range of 7.31%~8.93%. AGS Consulting adopted the perpetual growth rate method to calculate Nidec OKK’s going concern value to determine Nidec OKK’s perpetual growth rate to be 0%.

To calculate the Share Exchange Ratio, AGS Consulting used, among others, information provided by the Company and Nidec OKK, market data and other publicly disclosed information, and financial, economic, and market-related indexes, and assumed that such documents, information, etc. are entirely accurate and comprehensive. It is based on this reason that AGS Consulting did not independently examine the accuracy, validity, and comprehensiveness of those documents, information, etc. AGS Consulting did not independently evaluate or appraise the assets or liabilities (including unrecorded assets or liabilities, and other contingent liabilities) of the two companies or their affiliates, or request any third-party calculation agent to appraise or assess such assets or liabilities. In addition, AGS Consulting assumes that none of the facts that may significantly affect the calculation of the Share Exchange Ratio is yet to be disclosed to AGS Consulting. AGS Consulting assumes that Nidec OKK’s financial forecast that AGS Consulting used as the assumption for the DCF method-based calculation was reasonably prepared by Nidec OKK’s executive management based on the best forecast and judgment available at that point in time, after AGS Consulting provided Nidec OKK with questions, inspected Nidec OKK’s procedure for the forecast and its details, and confirmed that there was no particular unreasonable point as the basis of calculating the Share Exchange Ratio.

Nidec OKK’s financial forecast that AGS Consulting used as the basis of the DCF method-based calculation includes fiscal years where a significant profit increase is expected. Specifically, Nidec OKK expects to see a significant year-over-year increase in profit in the fiscal years ending March 2023, March 2024 and March 2025, by suppressing increase in fixed cost for forecast of sales increase to lower the breakeven point, and by increasing the ratio of the sales of highly profitable services. In addition, the synergies that are expected to materialize after the execution of the Share Exchange are not included in the financial forecast that is the basis of the DCF method-based calculation, as it is difficult, at this point, to estimate the synergies’ effects to Nidec OKK’s profit.

(3) Prospects and reason for the delisting

As a result of the Share Exchange, Nidec OKK is expected to become a wholly owned subsidiary of the Company on March 1, 2023 (plan), the effective date of the Share Exchange. Nidec OKK’s stock is expected to be delisted in accordance with the delisting procedures prescribed by the Delisting Standards of the Tokyo Stock Exchange, effective as of February 27, 2023 (the last trading date being February 24, 2023).

After delisting, Nidec OKK shares will not be tradable on the Tokyo Stock Exchange. However, since the Company’s Stock, which will be allotted to Nidec OKK’s shareholders on the Share Exchange Effective Date is listed on the Tokyo Stock Exchange’s Prime Market, while part of Nidec OKK’s shareholders may be allotted only shares constituting less than a full trading unit, the Company’s Stock of one or more trading units will continue to be tradable on financial instruments exchanges, likely to keep the shares’ liquidity.

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Whereas, shareholders who will own the Company’s Stocks constituting less than a full trading unit as a result of the Share Exchange will not be able to sell them on financial instruments exchanges. Nonetheless, as explained in (3) Note 3, “Treatment of shares constituting less than a full trading unit,” of Section 2 above, the shareholders can request the Company to purchase the shares constituting less than a full trading unit in their possession. For more details on the treatment of fractions less than a share made as a result of the Share Exchange, see (3) Note 4, “Treatment of a fraction of a share” of Section 2 above.

Nidec OKK’s shareholders will be able to trade, as usual, their Nidec OKK shares in their possession on the Tokyo Stock Exchange’s Standard Market until February 24, 2023 (plan), the final trading date, while being able to exercise their legal rights stipulated in the Companies Act and other laws and regulations, until the Base Time.

(4) Measures to ensure fairness

Of the two companies, the Company owns 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of voting rights for the total number of Nidec OKK’s issued shares as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)), and Nidec OKK is categorized as a consolidated subsidiary of the Company. Thus, based on the decision that the Share Exchange must be guaranteed to be fair, the following measures were taken to secure the fairness:

1.	Obtaining a Share Exchange Ratio calculation document from an independent third-party calculation agent

The Company obtained on December 12, 2022 a calculation document regarding the Share Exchange Ratio from KPMG, a third-party calculation agent independent of the two companies. For a summary of the calculation document, see “(2) Matters concerning calculation” of Section 3 above. The Company did not obtain from KPMG any evaluation that the Share Exchange Ratio is, from a financial viewpoint, fair to the Company’s shareholders (fairness opinion).

Whereas, Nidec OKK obtained on December 12, 2022 a calculation document on the Share Exchange from AGS Consulting, a third-party calculation agent independent of the two companies. For a summary of the calculation document, see “(2) Matters concerning calculation” of Section 3 above. Nidec OKK did not obtain from AGS Consulting any evaluation that the Share Exchange Ratio is, from a financial viewpoint, fair to Nidec OKK’s shareholders (fairness opinion).

2.	Advice from independent law firms

The Company selected Oh-Ebashi LPC & Partners as its legal advisor for the Share Exchange, and obtained legal advice from the firm on, among others, procedures regarding the Share Exchange and the decision-making method and process of the Board of Directors. Oh-Ebashi LPC & Partners, independent of the two companies, does not have any material conflict of interest in them.

Whereas, Nidec OKK selected Yodoyabashi & Yamagami LPC as its legal advisor for the Share Exchange, and obtained legal advice from the firm on, among others, procedures regarding the Share Exchange and the decision-making method and process of the Board of Directors. Yodoyabashi & Yamagami LPC, independent of the two companies, does not have any material conflict of interest in them.

(5) Measures to avoid conflicts of interest

With the Company owning 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of the voting rights for the total number of the company’s issued shares as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)), Nidec OKK is categorized as a consolidated subsidiary of the Company. Thus, Nidec OKK has in place the following measures to avoid conflicts of interest:

(i)	Establishing an independent Ad Hoc Committee and obtaining a written opinion for Nidec OKK

To make careful steps in Nidec OKK’s decision making regarding the Share Exchange, and also to eliminate potential risks of arbitrariness and conflicts of interest from the decision-making process of

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Nidec OKK’s Board of Directors to secure the process’ fairness, as well as to confirm that it will not be disadvantageous for Nidec OKK’s minority shareholders to pass a resolution to execute the Share Exchange at the meeting of the Board of Directors, Nidec OKK established on August 8, 2022 the Ad Hoc Committee composed of three people who do not have any conflicts of interest in the Company. These three members are: Mr. Minoru Furukawa, who is an outside member of Nidec OKK’s Board of Directors and registered as an independent executive on the Tokyo Stock Exchange; and Messrs. Steve Iwamura and Yuki Okada, (Midosuji LPC) who are members of Nidec OKK’s Audit and Supervisory Committee, outside members of Nidec OKK’s Board of Directors, and registered as independent executives on the Tokyo Stock Exchange. In compensation for their duties, individual members of the committee will receive a fixed amount of compensation regardless contents of their reports.

When examining the Share Exchange, Nidec OKK asked for the Ad Hoc Committee’s opinions on the following questions: (ⅰ) Whether the purpose of the Share Exchange can be recognized as reasonable (This question is also about whether the Share Exchange contributes to improving Nidec OKK’s corporate value); (ⅱ) Whether the fairness of the Share Exchange’s terms and conditions (including the Share Exchange Ratio in the Share Exchange) is secured; (ⅲ) Whether, in the Share Exchange, sufficient consideration is given to the profit of Nidec OKK’s shareholders via a fair procedure; and (ⅳ) Based on (ⅰ) - (ⅲ) above, whether it is certain that the Share Exchange will not be disadvantageous to Nidec OKK’s minority shareholders ((ⅰ) - (iⅴ) will be collectively referred to as the “Questions” hereinafter).

From August 23 through December 12, 2022, the Ad Hoc Committee held a meeting 14 times in total, while collecting information, and, among other activities, having a discussion as necessary, to seriously examine the Questions.

Specifically, the Ad Hoc Committee first confirmed that there is no problem with the independency and expertise of AGS Consulting, the third-party calculation agent that Nidec OKK selected, and Yodoyabashi & Yamagami LPC, Nidec OKK’s legal advisor, and approved of the selection of the organizations. Then, the Ad Hoc Committee had Nidec OKK explain, among other information: Nidec OKK’s business, business environment, and major management issues; merits and demerits expected to Nidec OKK’s businesses as a result of the Share Exchange, and; the procedure to prepare Nidec OKK’s Business Plan to become the basis of the Share Exchange Ratio. In addition, the Ad Hoc Committee sent the Company a series of questions regarding, among others, the purpose of the Share Exchange, and had the Company explain, among other information: the purpose of the Share Exchange; the background and history leading up to the Share Exchange, the reasons for the Company to have selected the Share Exchange; and the management policy and the treatment of its employees after the Share Exchange, and held a Q&A session. In addition, the Ad Hoc Committee received advice from Yodoyabashi & Yamagami LPC, Nidec OKK’s legal advisor, on, among other things, decision-making methods and processes for Nidec OKK’s Board of Directors regarding the Share Exchange, how to run the Ad Hoc Committee, and other measures to secure the fairness in the procedures related to the Share Exchange, and to avoid conflicts of interest. The Ad Hoc Committee also received a report on the results of the legal due diligence on the Company, and held a Q&A session. Furthermore, Nidec OKK requested AGS Consulting, its third-party calculation agent, to conduct a financial and tax due diligence on the Company, while the Ad Hoc Committee received from AGS Consulting explanation on the results and reports on the financial and tax due diligence and on the method and the results of the evaluation of the Share Exchange Ratio in the Share Exchange, and held a Q&A session. The Ad Hoc Committee was informed, as necessary, of the history and details of the discussions and negotiations between the Company and Nidec OKK regarding the Share Exchange. Prior to receiving the final proposal from the Company regarding the Share Exchange Ratio, the Ad Hoc Committee discussed, among other topics, policies on the negotiations multiple times, and took such actions as expressing its opinions to Nidec OKK to be practically involved in the negotiation process with the Company.

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After taking the aforementioned procedures, the Ad Hoc Committee carefully discussed and contemplated the Questions, and submitted written opinions dated December 12, 2022 to Nidec OKK’s Board of Directors stating that: (ⅰ) the Share Exchange will contribute to improving Nidec OKK’s corporate value, and its purpose is proper and reasonable; (ⅱ) fairness is present in the terms and conditions of the Share Exchange; (ⅲ) fairness is present in the procedure of the negotiations regarding the Share Exchange; and (ⅳ) based on (i) through (iii) above, the decision on the Share Exchange will not be detrimental to Nidec OKK’s minority shareholders. For the summary of the Ad Hoc Committee’s opinions, see “(3) Summary of opinions, obtained from those without conflicts of interest in the controlling shareholder, that the transaction, etc. are not disadvantageous to minority shareholders” of Section 8 below.

(ii)	Approving of the appointment of all members of the Board of Directors who do not have any conflicts of interest in Nidec OKK (including those who are members of its Audit and Supervisory Committee)

In the meeting of Nidec OKK’s Board of Directors held today, to avoid conflicts of interest, five of the nine members of Nidec OKK’s Board of Directors (excluding the other four members, i.e., Messrs. Tatsuya Nishimoto, Yuki Shibata, Yoshihisa Kitao, and Kenichi Wakabayashi, who also serve as executives of either the Company or a wholly owned subsidiary of the Company) (including those members of the Audit and Supervisory Committee) deliberated, and unanimously passed the resolution on the execution of the Share Exchange. Likewise, to avoid conflicts of interest, none of Messrs. Tatsuya Nishimoto, Yuki Shibata, Yoshihisa Kitao, and Kenichi Wakabayashi attended the discussions or negotiations regarding the Share Exchange.

4. Overview of the parties to the Share Exchange (as of March 31, 2022)

(1) Name	Nidec Corporation (Parent)	Nidec OKK Corporation (Subsidiary to be wholly owned)
(2) Business	Manufacturing and sales of small precision motors, automotive products, appliance, commercial, and industrial products, machinery, electronic and optical components, and other products	Manufacturing and sale of machine tools
(3) Date of incorporation	July 23, 1973	October 20, 1915
(4) Address of head office	338 Tonoshiro-cho, Kuze, Minami-ku, Kyoto	8-10-1, Kita-Itami, Itami, Hyogo
(5) Company representative	Shigenobu Nagamori Representative Director, Chairman and CEO	Yoshihide Morimoto Representative Director and President
(6) Share capital	87,784 million yen	9,022 million yen
(7) Issued shares	596,284,468 shares	24,000,000 shares
(8) Shareholders’ equity	1,292,241 million yen* *Total equity attributable to owners of the parent	12,995 million yen
(9) Fiscal year end	March 31	March 31
(10) Employees	114,371 (consolidated)	813 (consolidated)
(11) Main customers	Western Digital, Whirlpool, Toshiba, Honda, and Mercedes-Benz	Yuasa Trading, Kanematsu KGK, Mitsui & Co. Machine Tech, Yamazen, and G-net
(12) Main financing bank	MUFG Bank, the Bank of Kyoto, Sumitomo Mitsui Banking Corporation, Shiga Bank, Sumitomo Mitsui Trust Bank, and the Hachijuni Bank	Resona Bank, Sumitomo Mitsui Banking Corporation, Mizuho Bank, and MUFG Bank
(13) Major shareholders and shareholding ratios

1. The Master Trust Bank of Japan, Ltd. (trust account): 13.61%

2. Shigenobu Nagamori: 8.51%

3. Custody Bank of Japan, Ltd. (trust account): 4.53%

4. The Bank of Kyoto, Ltd. (Standing proxy: Custody Bank of Japan, Ltd.) 4.27%

5. SN Kosan LLC: 3.48%

6. SSBTC CLIENT OMNIBUS ACCOUNT (Standing proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch): 2.85%

7. THE BANK OF NEW YORK MELLON 140042 (Standing proxy: Mizuho Bank, Ltd.): 2.57%

8. MUFG Bank, Ltd.: 2.55%

9. Nippon Life Insurance Company (Standing proxy: The Master Trust Bank of Japan, Ltd.): 2.26%

10. Meiji Yasuda Life Insurance Company (Standing proxy: Custody Bank of Japan, Ltd.): 2.20%

1. Nidec Corporation: 66.63%

2. The Master Trust Bank of

Japan, Ltd. (trust account): 2.59%

3. Japan Securities Finance Co., Ltd.: 1.89%

4. OKK Business Partner Stock Ownership Plan: 1.69%

5. Toshinori Akimoto: 1.05%

6. Resona Bank, Limited: 0.71%

7. OKK Kai Stock Ownership Plan: 0.55%

8. OKK Employee Stock Ownership Plan: 0.54%

9. Daisuke Honda: 0.44%

10. Mitsubishi Electric Corporation: 0.42%

(14) Relationship between the companies party to the Share Exchange	Capital	The Company owns 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of the voting rights for the total number of Nidec OKK’s shares issued as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)), and is the consolidated parent company of Nidec OKK.
	Personnel	Four executives and regular employees of the Company or its wholly owned subsidiaries serve as members of Nidec OKK’s Board of Directors.
	Business	Sale and purchase of products, etc.
	Relationship with related parties	Nidec OKK is a consolidated subsidiary and related party of the Company.

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　 (15) Financial results and conditions for the most recent three fiscal years (in millions of yen)

(Consolidated)	Nidec Corporation (Parent) (Consolidated, IFRS)			Nidec OKK Corporation (Subsidiary to be wholly owned) (Consolidated, Japanese accounting standards)
Fiscal year ended March 31	2020	2021	2022	2020	2021	2022
Net assets (in millions of yen)	967,633	1,113,935	1,316,698	10,735	8,768	12,995
Total assets (in millions of yen)	2,122,493	2,256,024	2,678,483	34,444	32,387	32,784
Net assets per share (in yen)	1,617.21	1,871.20	2,227.00	1,356.93	1,105.95	546.01
Net sales (in millions of yen)	1,534,800	1,618,064	1,918,174	21,348	12,083	13,791
Operating profit (in millions of yen)	108,558	159,970	170,374	141	-2,755	-1,039
Ordinary profit (loss) (in millions of yen)	-	-	-	2	-2,474	-1,174
Current net profit (loss) (in millions of yen)	58,459	121,945	135,759	-9,159	-2,425	-1,304
Current net earnings (loss) per share (in yen)	99.37	208.19	232.40	-1,159.27	-306.57	-124.93
Dividend per share (in yen)	57.5	60	65	-	-	-

Notes: The Company prepares its financial statements in accordance with the International Financial Reporting Standards (IFRS) as follows:

1.	“Net assets” represents the sum of “Equity attributable to owners of the parent” and “non-controlling interest.”
2.	“Net assets per share” represents “Equity attributable to owners of the parent per share.”

3.      No amount is shown for “Ordinary profit (loss)” since no equivalent data has been prepared in accordance with the IFRS.

4.	“Current net earnings (loss)” and “Current net earnings (loss) per share” represent “Current net earnings (loss) attributable to owners of the parent” and “Current net earnings (loss) attributable to owners of the parent per share,” respectively.
5.	On April 1, 2020, the Company split each of its common stock into two shares. Thus, the Company’s per share data describes the amount calculated based on the assumption that the stock split was executed at the beginning of the fiscal year ended March 2020.

5. Impact of the Share Exchange to the Company

During the Regular General Meeting of Shareholders held on June 17, 2022, a resolution was passed to change the Company’s Japanese corporate name from “Nihon Densan Kabushiki Kaisha” to “Nidec Kabushiki Kaisha” on April 1, 2023. The Share Exchange is expected to result in no change to the address of the Company’s head office, the name and title of its representative, its businesses, its capitalization and its financial period, as described in 4. “Overview of the parties to the Share Exchange” above.

The impact of the Share Exchange on the Company’s net assets and total assets has not been finalized yet.

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6. Outline of accounting treatment

The Share Exchange is expected to fall under the category of “common control transaction, etc.” in the Accounting Standard for Business Combination.

7. Future outlook

Nidec OKK has been a consolidated subsidiary of the Company, and the impact of the Share Exchange on the Company’s consolidated and non-consolidated financial performance for the current fiscal year is not expected to be material. The Company aims to seek to further improvement in its overall performance by achieving more efficiency in the two companies’ business operations and by enhancing the collective strengths of the Nidec Group.

8. Matters relating to transactions with a controlling shareholder, etc.

(1)    State of compliance with the guidelines on the pertinence to transaction with a controlling shareholder and on measures to protect minority shareholders

The Share Exchange aims for the Company, which already owns 15,853,444 shares of Nidec OKK’s stock (66.61% of the number of the voting rights for the total number of the company’s issued shares as of September 30, 2022, i.e., 23,798,708 (except for treasury shares)) to make Nidec OKK a wholly owned subsidiary of the Company. Therefore, this Share Exchange falls under a “transaction with a controlling shareholder.”

The “guidelines on measures to protect minority shareholders when conducting a transaction with a controlling shareholder, etc.” in the corporate governance report that Nidec OKK disclosed on July 15, 2022 stipulates that when conducting any transaction with a controlling shareholder, Nidec OKK must obtain consent in a meeting of its Board of Directors to ensure not to harming the interest of those minority shareholders.

With respect to the Share Exchange, as described in “(4) Measures to ensure fairness” and “(5) Measures to avoid conflicts of interest” of Section 3 above, Nidec OKK executed various measures to secure the fairness of the Share Exchange and avoid conflicts of interest. The company believes that these measures conform to the objectives of the aforementioned guidelines.

(2)	Matters relating to measures to secure fairness and avoid conflicts of interest

As explained in “(1) State of compliance with the guidelines on the pertinence to transaction with a controlling shareholder and on measures to protect minority shareholders,” to Nidec OKK, the Share Exchange falls under a “transaction with a controlling shareholder, etc.” Therefore, Nidec OKK determined that measures to secure fairness and avoid conflicts of interest would be required for the Share Exchange, and, in a meeting of its Board of Directors, seriously discussed and contemplated the terms and conditions relating to the Share Exchange. Furthermore, Nidec OKK launched the measures described in “(4) Measures to ensure fairness” and “(5) Measures to avoid conflicts of interest” of Section 3 above to secure fairness and avoid conflicts of interest, before making decisions regarding the Share Exchange.

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(3)	Summary of opinions, obtained from those without conflicts of interest in the controlling shareholder, that the transaction, etc. are not disadvantageous to minority shareholders

As explained in “(5) Measures to avoid conflicts of interest” of Section 3 above, Nidec OKK launched the Ad Hoc Committee, and asked for opinions and comments regarding the Questions to make careful steps in Nidec OKK’s decision making regarding the Share Exchange, and also to eliminate potential risks or arbitrariness and conflicts of interest from the decision-making process of Nidec OKK’s Board of Directors and secure the process’ fairness, as well as to confirm that it will not be disadvantageous for Nidec OKK’s minority shareholders to pass a resolution to execute the Share Exchange at the meeting of the Board of Directors.

Consequently, a reply, which is summarized below, was delivered from the Ad Hoc Committee on December 12, 2022:

(i)        The legitimacy and rationality of the purpose of the Share Exchange (which are also about whether the Share Exchange contributes to improving Nidec OKK’s corporate value)

While having been highly regarded in the European, US, and other overseas markets for its products’ capabilities, Nidec OKK is now seeing its market share shrinking significantly in the Asian, European, and US markets due to its management issues in recent years. In addition, after being focused on sales activities in Japan and prolonging its entry into fast-changing overseas markets, Nidec OKK, which has also fallen behind in improving its operating efficiencies, has been unable to keep up with the rise in rate of external demand in the whole machine tool industry.

Thus, as the economy is becoming increasingly global, to win in intense global competitions and grow its business dramatically, Nidec OKK believes that it is becoming more and more important to boldly invest in development and human resources, and further accelerate the pace of its actions for new products, markets, and technologies, more than ever before.

As a wholly owned subsidiary of the Company, and under its prompt business decision making, Nidec OKK can utilize, faster and more effectively than before, the Company’s management resources, especially those for Nidec Machine Tool’s element technology development, manufacturing, sales, etc. in Nidec OKK’s machine tool business. With these advantages, Nidec OKK believes that it will be able to solve or make improvement on the aforementioned issues, and that, as a comprehensive machine tool manufacturer, it will be able to launch products, enhance its domestic and overseas sales capabilities, and consolidate its technologies to generate synergies in the areas of new-product development and in complementing and strengthening its production bases.

On the other hand, executing the Share Exchange will delist Nidec OKK, and may temporarily deprive Nidec OKK of general merits as a listed company, such as securing talented people and improving its social credibility based on its high name recognition. However, the demerits of being delisted is considered to be limited, given that: the delisting will not cause Nidec OKK to lose its brand; and Nidec OKK’s credit is expected to be complemented as a wholly owned subsidiary of the Company.

As explained above, as the result of executing the Share Exchange, Nidec OKK will likely be able to enjoy its important benefits such as synergies, while the demerits of the Share Exchange will be limited. Therefore, the Share Exchange can be considered to help improve Nidec OKK’s corporate value, and the purpose of the Share Exchange is legitimate and rational.

(ii)      The fairness of the Share Exchange’s terms and conditions (including the Share Exchange Ratio in the Share Exchange)

(a) Share Exchange Ratio

The Share Exchange Ratio, which is the upper limit of the market price method-based calculation

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range, is considered to be within the DCF method-based calculation range. The Ad Hoc Committee had a question-and-answer session with AGS Consulting and Nidec OKK regarding, among others, selection of an evaluation method, and Nidec OKK’s financial forecast that is the base of the DCF method-based calculation. Then, after examining future financial forecasts based on specific documents and information, no irrational matter was found with the above points in comparison with general evaluation practice. In addition, the share price changes after the announcement on October 24, 2022, the differences between the forecast and actual consolidated financial results for the quarter ended September 30, 2022, and on revising the forecast on the annual consolidated financial results, reflect the reality with Nidec OKK’s corporate value, and therefore, it was confirmed that such share prices changes are included in the basis of the calculation.

The Ad Hoc Committee recognizes that, while the ratio is below the central value of the DCF method-based calculation results, it is still at the upper limit of the market price method-based calculation range; the Share Exchange is expected to generate significant synergies; the Share Exchange is a result of negotiations based on receiving multiple times of proposals on its rate; the Company’s Stock exceeds that of Nidec OKK in terms of expectations on its high fluidity in the market and on its mid-term and long-term dividends; and the Share Exchange is very necessary based on Nidec OKK’s management issues. As a result, it was decided, based on the Share Exchange’s reasonableness, that the Share Exchange Ratio is at a level where it cannot be considered to be detrimental to minority shareholders.

(b) Fairness of the procedure of the negotiation process

As described in (iii) “The legitimacy of the procedure of the Share Exchange (including the process of the negotiations and of decision-making),” the procedure for the negotiation process that leads to the Share Exchange is considered to be legitimate, and the Share Exchange Ratio is considered to have been decided based on the results of the negotiations leading to it.

(c) Validity of the way to execute the Share Exchange and of the types of consideration

As the Share Exchange is intended to issue the Company’s Stocks to Nidec OKK’s shareholders by way of allotment, Nidec OKK’s shareholders, by owning the Company’s Stocks, will be able to enjoy, for example, synergies expected to realize after the launch of various measures that are planned to be implemented after the Share Exchange, business and profit growth of the Nidec Group based on the synergies, and increase in the Company’s Stocks as a result of such growth. Additionally, the Company’s Stocks can be traded at the Tokyo Stock Exchange’s Prime Market. Therefore, considering that it will be possible to secure cashing opportunities after the Share Exchange as necessary, the way to execute the Share Exchange and the types of its consideration are believed to be reasonable.

(d) Brief summary

In addition to the above, since no irrational issues were identified in connection with the terms and conditions of the Share Exchange, such terms and conditions of the Share Exchange, including the rate, are considered to be reasonable.

(iii)     The legitimacy of the procedure of the Share Exchange (including the process of the negotiations and of decision-making

(a) The Ad Hoc Committee’s involvement in the negotiation process

After considering that the Share Exchange will be executed for “a controlling shareholder to purchase a dependent company,” and also that there is an issue of structural conflict of interest, Nidec OKK established an Ad Hoc Committee to secure legitimacy in the procedure for the Share Exchange, eliminate arbitrariness in the decision-making process to decide to execute the Share Exchange, and avert conflicts of interest.

Prior to establishing the Ad Hoc Committee, Nidec OKK decided, in a meeting of the Board of Directors, not to agree with the Share Exchange if the Ad Hoc Committee determines that the terms

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and conditions for transactions are not appropriate. Based on the decision, the Ad Hoc Committee negotiated the Share Exchange Ratio multiple times by using Resona Bank, its financial advisor, as the point of contact, and, as a result, came to agreement on the Share Exchange Ratio.

With respect to its independence, Resona Bank provides the Company and Nidec OKK with funds, while serving as a shareholder of the Nidec OKK. Nonetheless, Resona Bank reportedly has in place proper internal measures to prevent adverse conflicts, such as an information barrier among its financial advisor team, another department of the bank that owns the Nidec OKK’s shares and other department of the bank that is in charge of financing services. Therefore, the Ad Hoc Committee determined that Resona Bank is independent of the Company and Nidec OKK, and that the Committee has high-level expertise on M&A.

(b) Obtaining independent and professional advice, etc. of outside experts

To secure the fairness and appropriateness of the decision-making by its Board of Directors, Nidec OKK obtains the results of the reports on the legal due diligence on the Company, as well as other legal advice, opinions, etc., from Yodoyabashi & Yamagami LPC, the legal advisor that was approved by the Ad Hoc Committee, and that is independent of the Company and Nidec OKK. In addition, Nidec OKK obtains financial and tax due diligence report results regarding the Company and the share exchange calculation documents from AGS Consulting, Nidec OKK’s third-party calculation agent.

(c) Unanimous approval by the Members of the Board of Directors who do not have any conflict of interest

Of the nine members of Nidec OKK’s Board of Directors, Messrs. Tatsuya Nishimoto, Yuki Shibata, Yoshihisa Kitao, and Kenichi Wakabayashi do not participate in any of the Board’s deliberation or resolution on the Share Exchange, nor do they participate, or are they involved in, any process of the discussions, negotiations, or examinations of the Share Exchange, as the four individuals have conflicts of interest with the Company with respect to the Share Exchange.

In addition, there is no particular fact that presumes that any of the Company’s stakeholders has been involved in, either directly or indirectly, the process of any discussions, negotiations, or examinations of the Share Exchange, thereby causing unjust effects to the Share Exchange.

(iv)    Based on (i) - (iii) above, whether it is certain that the Share Exchange will not be disadvantageous to Nidec OKK’s minority shareholders

Based on a careful contemplation after considering (i) through (iii) above, it is concluded that the Share Exchange will not be detrimental to Nidec OKK’s minority shareholders.

Cautionary Statement Concerning Forward-Looking Information

This press release contains forward-looking statements regarding the intent, belief, strategy, plans or expectations of Nidec, Nidec OKK, their group companies or other parties. Such forward-looking statements are not guarantees of future performance or events and involve risks and uncertainties. Actual results may differ materially from those described in such forward-looking statements as a result of various factors, including, but not limited to, the risks to successfully completing the planned transaction, the anticipated benefits of the planned transaction not being realized, shifts in technology or user preferences for particular technologies, whether and when required regulatory approvals are obtained, and changes in economic environments. Neither Nidec nor Nidec OKK undertakes any obligation to update the forward-looking statements contained herein or the reasons why actual results could differ from those projected in the forward-looking statements except as required by law.

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